UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SimpleShowing Holdings, Inc.

Legal status of Issuer:

Form
C-Corporation

Jurisdiction of Incorporation
Delaware

Date of Organization:
January 12, 2018

Physical Address of Issuer:

725 Ponce De Leon Avenue Northeast, Suite 200, Atlanta, GA 30306

Website of Issuer:

https://www.simpleshowing.com/

Current Number of Employees:

5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)

Total Assets	$537,526	$800,824
Cash & Cash Equivalents	$396,883	$735,552
Accounts Receivable	$0*	$0
Short-term Debt	$304,668	$520,092
Long-term Debt	$167,100	$0
Revenues/Sales	$776,731	$578,479
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(434,974)	$(399,086)

*No accounts receivable but notes receivable is equal to $80,000.

Form C-AR

April 29, 2021

SimpleShowing Holdings, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished SimpleShowing Holdings, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.simpleshowing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

SimpleShowing is an online real estate startup incorporated in Delaware as a corporation on January 12, 2018.

The Company is located at 725 Ponce De Leon Avenue Northeast, Suite 200, Atlanta, GA 30306.

The Company's website is https://simpleshowing.com.

The Company primarily conducts business in three states in the United States, namely Georgia, Florida and Texas, and sells products and services through the internet.

The Company conducts its business through its wholly owned subsidiary SimpleShowing, Inc., a Georgia corporation incorporated on December 22, 2016.

RISK FACTORS

Before making an investment decision with respect to the ecurities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in our market, especially during the late spring and early summer periods of 2020, the Company's revenue was adversely affected. While the Company and the real estate industry in general experienced a strong recovery later in 2020, there remains uncertainty surrounding the future with COVID-19. The potential for future "surges" of virus cases, business closures, market turmoil, rising unemployment and other related factors could materially impact our business and the Company going forward in 2021 and beyond.

Adverse changes such as disasters, diseases, changes in government policy, mortgage rates and housing inventories or shortages could result in significant losses to the Company.

Adverse changes such as public health crises (such as the recent COVID-19 outbreak), natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. The effect of such changes on the world in general, and on the financial markets, may negatively affect the Company. Additionally, mortgage rates, housing inventories and/or housing shortages, and other conditions outside the control of the company can significantly impact our business. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

The amount of capital the Company is attempting to raise in this offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the current offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

Change in laws concerning online real estate compliance and related or affiliated industries may adversely affect our business.

Since we are an online real estate brokerage firm, we are subject to real estate laws in the states we operate and other regulatory compliance for online real estate firms which include specific rules on advertising, antitrust and fair housing. Changes in any of the real estate laws, including the above-mentioned rules, could potentially impact our business and operations adversely. Similarly, our new joint venture with a title company and coming mortgage business lines may be also subject to various state and federal laws, regulations and licensing. Changes to any of these laws, regulations or rules could also adversely impact our business and operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. While we are generating revenue from operations, it is not sufficient to cover our marketing, technology, product launches, as well as other costs, and we cannot assure you when or if we will generate sufficient revenues to be cash flow positive. We will require additional funds to execute our business strategy, conduct our operations, and launch new business lines and markets. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock, of which 11,954,700 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time, including but not limited to, our planned mortgage offering, the continued development of "Toura" as a business-to-business SaaS product, and our title insurance joint venture. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company may not be registered to do business with the state of Georgia where its principal place of business is located.

The Company is a Delaware corporation with its principal place of business located in the State of Georgia. The Company has not registered to do business in the State of Georgia. The Company's subsidiary, i.e., the operating company, is known as SimpleShowing, Inc. and it is a Georgia corporation. Though the Company conducts its business in Georgia and its subsidiary is a Georgia corporation, there could be potential risks associated with the Company failing to register as a foreign corporation with a jurisdiction. Such risks would include, among other risks, the loss of good standing, and payments of fees and/or penalties. Failing to subsequently register could lead the Company to suffer losses and the business could be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Jeremy Gamble, our Chief Operating Officer, and Fred McGill Jr., our Chief Executive Officer. The Company has or intends to enter into employment agreements with Jeremy Gamble and Fred McGill Jr., however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jeremy Gamble and Fred McGill Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

SimpleShowing is an online real estate startup that changes the traditional real estate brokerage model by making it easier and more affordable to tour, buy or sell a home. The SimpleShowing app empowers savvy consumers to book property tours instantly and even "Self-Tour" select homes independently, without an agent.

Business Plan

The Company plans to achieve the following milestones in the next 12-18 months:

- Develop and release a next generation, consumer facing mobile app for our "Toura" brand that provides more search and showing functionality.
- Further develop our business-to-business product within the "Toura" brand.
- Increase revenue per transaction through the title company joint venture we formed in late 2020; our initial goal in the first year is for our affiliated title business to capture /close 50% of the possible deals.
- Launch our home mortgage product within the second half of 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Home tour and purchase	Our app allows consumers to book property showings, which result in purchase contracts facilitated by our licensed agents.	Direct to consumer
Home listing service	We list and sell properties for a fixed rate of 1% of the sales price of the home.	Direct to consumer
Home mortgage	We are developing a mortgage broker service for consumers who are purchasing a home.	Direct to consumer
Home tour scheduling software	We provide software and other services that help buyers, sellers, real estate agents and potentially MLSs (multiple listing services) and Realtor associations schedule and manage home showings	Direct to Consumer and Business to Business
Title and escrow service	Our joint venture business affiliate handles residential real estate closings as escrow and title agent	Direct to consumer

Competition

In the real estate services vertical, we compete with large and small brokerages including tech-centric brokerage like Compass and Redfin, as well as traditional brokerages like Keller Williams and Coldwell Banker.

In the mortgage space, we compete with commercial banks like Wells Fargo, as well as non-bank lenders such as Better Mortgage and Rocket Mortgage.

In the title services space, we compete with various large and small real estate attorney groups, as well as title companies, depending on the state. We also expect to compete with software vendors that provide applications to multiple listing services ("**MLS**").

Customer Base

Currently our customers are consumers who are buying, selling or financing a home. We intend to offer services in the future that may be geared towards monetization within a business-to-business environment. In this use case, we would earn revenue selling software to real estate agents or MLSs.

Supply Chain

SimpleShowing Holdings, Inc. recruits from a large pool of qualified, licensed real estate agents throughout the U.S.

Intellectual Property

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88113374	IC 036. US 100 101 102. G & S: Providing real estate brokerage services; providing real estate listings and real estate information via the Internet. FIRST USE: 20161222. FIRST USE IN COMMERCE: 20170301	SimpleShowing name and logo	September 12, 2018	Registered	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Fred McGill Jr.	CEO, Director; January 12, 2018 to Present	• Chief Executive Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As CEO, Mr. McGill oversees the day to day business, operations, hiring, sales and product development. • Chief Executive Officer, SimpleShowing, Inc., January 1, 2017– January 12, 2018. As CEO, Mr. McGill operated the day to day business.	• Georgia Institute of Technology, MBA (2016) • Samford University, B.S. (2002)
Jeremy Gamble	COO, Director; January 12, 2018 to Present	• Chief Operating Officer, SimpleShowing Holdings, Inc., January 12, 2018– Present. As COO, Mr. Gamble oversees operations, finance compliance and legal. • Chief Operating Officer, SimpleShowing, Inc., August 1, 2017– January 12, 2018. As COO, Mr. Gamble was responsible for operations and finance.	• University of Florida, MBA (2007) • Samford University, BSBA (2000)
Randall Lee McGill	Director; January 12, 2018 to Present	• Radiologist, Radiology Associates of Moultrie, August 1, 2013– Present. Responsibilities include: o Advising referring physician or primary care physician by aiding him or her in choosing the proper examination, interpreting the resulting medical	• Mercer University, MD (2010)

| | | images, and using test results to direct care of the patient.
o Diagnosing and treating disease and injury, using medical imaging techniques.
o Treating diseases with minimally invasive, image-guided therapeutic intervention.
o Correlating medical image findings with other examinations and tests.
o Recommending appropriate examinations or treatments when necessary and conferring with referring physicians. | |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of the offering, assuming only the target offering amount is sold, 11,954,700 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,954,700
Par Value Per Share	0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	1 shareholder of Common Stock has pro-rata rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues new securities, the shareholder that possesses pro-rata rights has 15 days from the Company's notice of such issuance to purchase his or her pro rata share of the new securities. This right of the shareholder terminates upon the first issuance of the securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	88.20%*

*For the purpose of this calculation option pool is included. The number of shares reserved in the equity plan amount to 238,341 shares of Common Stock. The percentage calculation also assumes (i) conversion of Crowd SAFEs on valuation cap of $8,000,000, (ii) price per share of $0.669, and (iii) total number of shares after conversion as 13,553,632. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$1,069,994*
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs convert at a discount of 20% and a valuation cap of $8 million on the occurrence of any of the following events: (1) equity financing, (2) liquidation, (3) dissolution, and (4) termination.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	11.80%**

*This includes the total approximate amount raised in the offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.

**For the purpose of this calculation option pool is included. The number of shares reserved in the equity plan amount to 238,341 shares of Common Stock. The percentage calculation also assumes (i) conversion of Crowd SAFEs on valuation cap of $8,000,000, (ii) price per share of $0.669, and (iii) total number of shares after conversion as 13,553,632. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan from the Small Business Association
Amount Outstanding	$95,000
Interest Rate and Amortization Schedule	3.75%; Interest accrued: $2,375*
Description of Collateral	The collateral includes all tangible and intangible personal property of the Company.
Other Material Terms	Issuer pays a monthly installment amounting to $463**
Maturity Date	6/19/2050

*Interest accrued is as of March 5, 2021.
**Installment payments, including principal and interest, amount to $463.00 monthly. Payment is deferred and will begin twelve (12) months from June 19, 2020. The balance of principal and interest will be payable thirty (30) years from June 19, 2020.

Type	Loan from the Small Business Association under its Paycheck Protection Program
Amount Outstanding	$60,100
Interest Rate and Amortization Schedule	1%; Interest accrued: $514.19*
Description of Collateral	N/A
Other Material Terms	Payment Schedule and Deferral**
Maturity Date	05/06/2022

*Approximate accrued interest amount.
**A fixed payment schedule commenced was initially scheduled for December 6, 2020, consisting of 17 consecutive monthly payments of principal and interest. However, the U.S. Small Business Administration released an updated guidance to lenders for extended deferral of the principal, interest and fees. Under the Paycheck Protection Flexibility Act of 2020, the Company is allowed a deferral period that extends to (1) 10 months from the end of the Company's loan forgiveness covered period or (2) the date that SBA remits the borrower's loan forgiveness amount to the lender. The Company applied for forgiveness of this loan in January 2021.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class	Percentage Ownership (in

	Held	**terms of voting power)**
Fred McGill Jr.	6,030,000 shares of Common Stock	50.44%
Jeremy Gamble	2,970,000 shares of Common Stock	24.84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2020)

Total Income	Taxable Income	Total Tax
$ 776,731	-$434,835	$0

Operations

SimpleShowing (the "**Company**") was incorporated on January 12, 2018 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

The Company conducts its business through its wholly owned subsidiary SimpleShowing, Inc. a Georgia corporation incorporated on December 22, 2016. Our financial statements include the financial results of SimpleShowing, Inc.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $396,883 and $735,552 of cash on hand, respectively.

As of March 31, 2021, the Company had an aggregate of $444,106.73 in cash and cash equivalents, leaving the Company with approximately 18 months of runway.

The Company has enough liquid assets to continue operating for 18-24 months even if revenue does not increase. Assuming a modest growth rate and zero capital raised, we expect to have 2+ years of runway.

Liquidity and Capital Resources

The Company has broken even two of the last 12 months, but does not expect to achieve profitability on an annual basis within the next 12 months or for the fiscal year 2021. While our revenues are mostly predictable and consistent, our business can be seasonal, which impacts sustained profitability. The Company intends to focus on increasing sales, expanding products, features and services, while expanding geographically and potentially through new sales channels.

The Company currently does not have any additional outside sources of capital other than the proceeds from its offering.

Capital Expenditures and Other Obligations

The Company may, at some point in the future, acquire real estate assets as a hedge and safe haven for capital.

Valuation

The Company had ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The Company has a few trademark applications and a patent application that are under review and are pending.

Trends and Uncertainties

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note*	$250,000	1	General Working Capital	08/23/2018	Section 4(a)(2)
Common Stock	$50,000	600,000	General Working Capital	01/17/2018	Section 4(a)(2)
Convertible Note**	$200,000	1	General Working Capital	02/01/2018	Section 4(a)(2)
Common Stock	$30,000	2,970,000	General Working Capital	01/12/2018	Section 4(a)(2)
Common Stock	$0.00***	6,030,000	General Working Capital	01/12/2018	Section 4(a)(2)
Common Stock	0.00****	348,187	General Working Capital	04/23/2018	Rule 701
Crowd SAFE	$1,069,994*****	3,938******	General Working Capital	05/23/2019	Regulation CF
Crowd SAFE	$21,399.88*******	1*******	General Working Capital	11/19/2019	Section 4(a)(2)

*This note converted to common stock on February 16, 2021 to 854,700 shares of Common Stock.
**The note converted to common stock on March 13, 2020 to 1,100,000 shares of Common Stock.
***The Company issued securities in exchange for the intellectual property.
****The Company issued securities in exchange for services.
*****This amount includes the percentage of proceeds transferred to the Intermediary and other fees.
******This number does not reflect the additional grant of securities made to the Intermediary.
*******This number reflects the additional grant of securities to the Intermediary. The Intermediary received 1 Crowd SAFE worth $21,399.88.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the target offering amount of the offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has served and is serving as the real estate brokerage for both Jeremy Gamble and Fred McGill Jr. and certain family members. As is customary in the industry, the Company provides a discount or waives commission and fees for personal transactions involving its principals, their family members, certain investors, agents and key employees. For example, in 2020 and early 2021, our Sales Director and Co-Founders bought homes through SimpleShowing and were refunded the commission.

In addition, the Company provided a loan to its Chief Executive Officer, Fred McGill Jr., on March 26, 2020. The total principal amount was $80,000. Mr. McGill completed repayment on March 16, 2021, returning $80,000 in principal and $20,905.25 in investment income, for a total repayment of $100,905.25. There were no other material terms of this loan.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C-AR. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to investors and their professional advisors upon request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ Fred McGill
07F70FB3AE2E4F3...
(Signature)

Fred McGill Jr.
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ Fred McGill
07F70FB3AE2E4F3...
(Signature)

Fred McGill Jr.
(Name)

Director
(Title)

4/29/2021
(Date)

DocuSigned by:
/s/ Jeremy Gamble
243354C7DB25401...
(Signature)

Jeremy Gamble
(Name)

Director
(Title)

4/29/2021
(Date)

DocuSigned by:
/s/
18724C344CFE4CB...
(Signature)

Randall Lee McGill
(Name)

Director
(Title)

4/29/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Fred McGill Jr., the CEO of SimpleShowing Holdings, Inc., hereby certify that

(1) the accompanying audited financial statements of SimpleShowing Holdings, Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of SimpleShowing Holdings, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for SimpleShowing Holdings, Inc. filed for the fiscal year ended December 2020; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2021.

DocuSigned by:
Fred McGill
07F70FB3AE2E4F3...
____________________(Signature)

Name: Fred McGill Jr.

Title: CEO

Date: 4/29/2021

SIMPLESHOWING HOLDINGS, INC.

and subsidiary

(a Delaware corporation)

Financial Statements for the

Years Ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 8, 2021

To: Board of Directors, SIMPLESHOWING HOLDINGS, INC.
        Attn: Fred McGill
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of SIMPLESHOWING HOLDINGS, INC. (a corporation organized in Delaware) and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 8, 2021

SIMPLESHOWING HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financials Statements

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 396,883	$ 735,552
Note receivable – related party	80,000	-
Intangible Assets, net	60,643	65,272
Total Assets	$ 537,526	$ 800,824
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 8,892	$ 12,871
Accrued expenses	20,776	21,399
Convertible notes	250,000	450,000
Accrued interest	25,000	35,822
Total Current Liabilities	304,668	520,092
Long Term Liabilities		
Government-backed loans	167,100	-
Total Liabilities	471,768	520,092
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par value, 12,000,000 shares authorized 10,861,659 and 9,948,187 shares issued and outstanding	1,086	994
Additional paid-in capital	299,722	79,814
Additional paid-in capital - SAFEs	951,503	951,503
Accumulated Deficit	(1,186,553)	(751,579)
Total Stockholders' Equity	65,758	280,732
Total Liabilities and Stockholders' Equity	$ 537,526	$ 800,824

SIMPLESHOWING HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financials Statements

	2020	2019
Revenues	$ 776,731	$ 578,479
Operating expenses		
General and administrative	849,101	688,009
Sales and marketing	327,238	265,851
Total operating expenses	1,176,339	953,860
Net Operating Income	(399,608)	(375,381)
Interest expense	20,000	22,500
Amortization expense	15,366	1,205
Tax provision (benefit)	0	0
Net Income	$ (434,974)	$ (399,086)

SIMPLESHOWING HOLDINGS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financials Statements

	Common Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value				
Balance as of January 1, 2019	**9,948,147**	**994**	**79,814**	**0**	**(352,493)**	**(271,685)**
Issuance of SAFEs, net of offering expense	0	0	0	951,503	0	951,503
Net (Loss)	0	0	0	0	(399,086)	(399,086)
Balance as of December 31, 2019	**9,948,147**	**$ 994**	**$ 79,814**	**$ 951,503**	**$ (751,579)**	**$ 280,737**
Conversion of note into equity less forfeited shares	913,512	92	219,908			220,000
Net Loss					(434,974)	(434,974)
Balance as of December 31, 2020	**10,861,659**	**$ 1,086**	**$ 299,722**	**$ 951,503**	**$ (1,186,553)**	**$ 65,758**

SIMPLESHOWING, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financials Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (434,974)	$ (399,086)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add amortization	15,366	1,205
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	(3,979)	11,709
Increase (Decrease) in accrued interest	9,178	22,500
Increase (Decrease) in accrued expenses	(623)	21,399
Net cash used in operating activities	(415,032)	(342,273)
Investing Activities		
Cash loaned to related party	(80,000)	-
Purchase of intangible assets	(10,736)	(22,123)
Net change in cash from investing activities	(90,736)	(22,123)
Financing Activities		
Proceeds from the issuance of SAFEs, net of offering costs	-	951,503
Proceeds from the issuance of government-back loans	167,100	-
Net change in cash from financing activities	167,100	951,503
Net change in cash and cash equivalents	(338,668)	587,107
Cash and cash equivalents at beginning of period	735,552	148,445
Cash and cash equivalents at end of period	$ 396,883	$ 735,552

SIMPLESHOWING HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019
SEE INDEPENDENT AUDITOR'S REPORT

NOTE 1 – NATURE OF OPERATIONS

SimpleShowing Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on January 12, 2018. Shortly thereafter, the Company acquired the shares of SimpleShowing, Inc., a Georgia corporation incorporated on December 22, 2016 related through common ownership.

The Company's financial statements are presented on a consolidated basis. The Company is a technology based real estate transaction company aiming to simplify and streamline the residential real estate buying and selling process. The Company's headquarters are in Atlanta, Georgia. The company began operations in 2016.

Since Inception, the Company has relied on convertible notes and the issuance of SAFEs to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Consolidation Principles
The financial statements have been prepared on a consolidated basis with the Company's subsidiary, SimpleShowing, Inc. The financial position and results have been reported together and all items of intercompany transactions have been eliminated in the preparation of the consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $476,883 and $735,552 of cash on hand, respectively.

Intangible Assets
Intangible assets with a finite life consist of a domain name, and app and website development costs. They are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is three to five years.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the Company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sales commissions (less rebates) of the real estate listings the Company brokers in sale. For years ending December 31, 2020 and 2019 the Company recognized $776,731 and $578,479 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the Company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of mobile app, website development and domain name. The Company's intangible assets have a book carrying value of $60,643 and $65,272 as of December 31, 2020 and 2019, respectively.

NOTE 4 – NOTES PAYABLE

The Company has issued $450,000 of 5 percent unsecured convertible notes (the "Notes") as of December 31, 2019. Notes totaling $200,000 have a maturity date of February 1, 2020. Notes totaling $250,000 have a maturity date of August 22, 2020. The Notes automatically convert on the maturity date if they have not already converted.

The Notes may convert into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). For Notes totaling $200,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $2,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. For Notes totaling $250,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,571,429 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2020, $200,000 of convertible notes and the associated accrued and unpaid interest were converted to 1,100,000 shares of common equity. Accordingly, there was $250,000 face value of convertible notes outstanding on December 31, 2020. As discussed below, that convertible note and accrued interest converted to equity in 2021.

PPP Loan

In May 2020 and in response to the COVID-19 pandemic, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") totaling $60,100. The PPP bears an interest rate of 1.00 percent per annum but is forgivable if the Company meets the conditions set forth by the SBA. The Company expects to meet those conditions and has submitted its application for forgiveness that is currently in review.

EIDL Loan

In June 2020 and in response to the COVID-19 pandemic, the Company procured an Economic Injury Disaster Loan ("EIDL") grant from the SBA totaling $12,000.

SBA Loan

The Company obtained a traditional Small Business Administration section 7(b) loan of $95,000 which has a 30-year term and bears interest at a rate of 3.75 percent per annum. The loan is generally backed by the business as well as specific collateral of all tangible and intangible property of the Company.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The losses generated by the Company are generally available for use as a net operating loss deduction in future years. However, based on the uncertainty of the Company generating taxable income, a full valuation allowance has been placed on the deferred tax assets as of December 31, 2020 and 2019.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

In 2020, the Company expanded the number of authorized shares from 10,000,000 shares to 12,000,000. Currently, the Company has a single class of common stock outstanding with 12,000,000 shares authorized at a par value of $0.0001 per share, and 10,861,659 and 9,948,187 shares issued and outstanding as of December 31, 2020 and 2019, respectively. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $1,069,994. The SAFEs are reported on the balance sheet net of fees, which total $118,497. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

The Company has recorded these SAFE instruments as equity for purposes of presentation on the balance sheet.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2018 stock compensation plan (the "Plan") which permits the grant or option of shares to its employees for up to 400,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2020, 161,699 shares have been issued under the Plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – RELATED PARTY TRANSACTIONS

In addition, the Company provided a loan to its Chief Executive Officer, Fred McGill Jr., on March 26, 2020. The total principal amount was $80,000. Mr. McGill completed repayment on March 16, 2021, returning $80,000 in principal and $20,905 in investment income, for a total repayment of $100,905. There were no other material terms of this loan.

NOTE 11 – SUBSEQUENT EVENTS

Repayment of Related Party Loan
As stated in Note 10 above, the Company was repaid the loan it extended to its chief executive in addition to approximately $20,905 of investment income.

Conversion of Convertible Note
The Company's final convertible note, with a face value of $250,000, has been converted to 854,700 shares of common equity of the Company in February 2021.

Management's Evaluation
Management has evaluated subsequent events through January 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.